SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 10, 2019

(Date of earliest event reported)

Commission File No.: 0-25969



URBAN ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 1.01. Entry into Material Agreement.

On June 10, 2019, Urban One, Inc. issued a press release announcing the sale of WDMK-FM, a radio station and three translators in Detroit, to Beasley Media Group, LLC. The transaction price is approximately $13.5 million. The transaction is expected to close during the fourth quarter of 2019. A copy of the Asset Purchase Agreement is attached hereto as Exhibit 10.1. A copy of the press release is attached as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
10.1	Asset Purchase Agreement by Urban One, Inc., as Sellers, and Beasley Media Group, LLC, as purchasers, dated June 10, 2019
99.1	Press release dated June 10, 2019: Urban One, Inc. Announces the Sale of WDMK-FM and three translators in Detroit, Michigan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

June 13, 2019

/s/ Peter D. Thompson
Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made as of June 10, 2019 by and between Urban One, Inc., a Delaware corporation ("Urban One"), Radio One of Detroit, LLC, a Delaware limited liability company ("Radio One Detroit" and, together with Urban One, the "Sellers"), and Beasley Media Group, LLC ("Beasley Media"), a Delaware limited liability company and Beasley Media Group Licenses, LLC, a Delaware limited liability company("Beasley Licenses" and together with Beasley Media ,"Buyer").

RECITALS

A. Sellers own and operate the following radio broadcast stations (the "Stations") pursuant to certain authorizations issued by the Federal Communications Commission (the "FCC"):

WDMK(FM), Detroit, Michigan (FCC ID 4597) ("WDMK")
W228CJ, Detroit, Michigan (FCC ID 148674)
W252BX, Detroit, Michigan (FCC ID 148665)
W260CB, Detroit, Michigan (FCC ID 93456)

B. Pursuant to the terms and subject to the conditions set forth in this Agreement, Sellers desires to sell to Buyer, and Buyer desires to purchase from Sellers, the Station Assets (defined below).

C. This Agreement is intended to provide for the sale, assignment and transfer to Buyer of the Station Assets on the terms and subject to the conditions set forth in this Agreement, including the FCC's consent to the assignment of the FCC Licenses to Buyer.

AGREEMENT

NOW, THEREFORE, taking the foregoing into account, and in consideration of the mutual covenants and agreements set forth herein, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1: SALE AND PURCHASE

1.1 Station Assets. On the terms and subject to the conditions hereof, on the Closing Date, Sellers shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from Sellers, all right, title and interest of Sellers in and to the following assets, properties, interests and rights of Sellers, real and personal, tangible and intangible, that are used or held for use exclusively in the operation of the Stations, except the Excluded Assets (the "Station Assets"):

(a) all licenses, permits and other authorizations issued to Sellers by the FCC with respect to the Stations (the "FCC Licenses") and listed on Schedule 1.1(a), including any renewals or modifications thereof or applications for renewal or modification thereof filed between the date hereof and Closing;

(b) all of Sellers' equipment, transmitters, antennas, cables, ground radials, towers, guy wires, guy anchors, vehicles, furniture, fixtures, spare parts and other tangible personal property of every kind and description that are used or held for use exclusively in the operation of the Stations and listed on Schedule 1.1(b) attached hereto (the "Tangible Personal Property"), except for any retirements or dispositions thereof made between the date hereof and Closing in the ordinary course of business;

(c) Sellers interest in the leased real property used or held for use in the operation of the Stations (including any appurtenant easements and improvements located thereon) and listed on Schedule 1.1(c) attached hereto (the "Real Property"), and the rights to any security deposits held by third parties related to the Real Property for which Seller receives a credit under Section 1.8;

(d) all agreements for the sale of advertising time on the Stations that exist at Closing, and all other contracts, agreements and leases that are used in the operation of the Stations and listed on Schedule 1.1(d) attached hereto, together with all contracts, agreements and leases made between the date hereof and Closing in accordance with this Agreement (the "Station Contracts");

(e) all of Sellers' rights in and to the Stations' call letters, and Sellers' rights in and to the Stations' trademarks, trade names, service marks, copyrights, domain names, websites, web content, computer software, programs and programming material, jingles, slogans, logos, Facebook, Twitter and other social media accounts used primarily in the operation of the Stations, and other intangible property used exclusively in the operation of the Stations and listed on Schedule 1.1(e) attached hereto, subject to third party consent (the "Intangible Property"); and

(f) all the files, documents, records, and books of account (or copies thereof) exclusively relating to the operation of the Stations, including the Stations' public inspection files, blueprints, technical information and engineering data, manuals, programming information and studies, client/advertiser lists, marketing and demographic studies, and sales and audience data but excluding records relating to Excluded Assets; and

(g) all claims (including warranty claims), deposits, prepaid expenses, and Sellers' goodwill in, and the going concern value of, the Stations.

The Station Assets shall be transferred to Buyer free and clear of liens, claims and encumbrances ("Liens") except for (i) Assumed Obligations, (ii) liens for taxes not yet due and payable, (iii) liens that will be released at or prior to Closing, and, (iv) with respect to the Real Property, easements, rights of way, building and use restrictions and other exceptions that do not in any material respect detract from the value of the property subject thereto or impair the use thereof in the ordinary course of the business of the Stations (collectively, "Permitted Liens").

1.2 Excluded Assets. Notwithstanding anything to the contrary contained herein, the Station Assets shall not include the following assets or any rights, title and interest therein (the "Excluded Assets"):

(a) all cash and cash equivalents of Sellers;

(b) Sellers' corporate and trade names and intangible property not exclusive to the operation of the Stations (including the names "Urban One", "Radio One", and any derivations or variations thereof), charter documents, and books and records relating to the organization, existence or ownership of Sellers, duplicate copies of the records of the Stations, and all records not relating to the operation of the Stations;

(c) all contracts of insurance, all coverages and proceeds thereunder and all rights in connection therewith, including without limitation rights arising from any refunds due with respect to insurance premium payments to the extent related to such insurance policies;

(d) all pension, profit sharing plans and trusts and the assets thereof and any other employee benefit plan or arrangement and the assets thereof, if any, maintained by Sellers;

(e) the Stations' accounts receivable and any other rights to payment of cash consideration for goods or services sold or provided prior to the Adjustment Time (defined below) or otherwise arising during or attributable to any period prior to the Adjustment Time (the "A/R");

(f) any non-transferable shrink-wrapped computer software and any other non-transferable computer licenses that are not material to the operation of the Stations;

(g) all rights and claims of Sellers, whether mature, contingent or otherwise, against third parties with respect to the Stations and the Station Assets, to the extent arising during or attributable to any period prior to the Adjustment Time;

(h) all deposits and prepaid expenses (and rights arising therefrom or related thereto), except to the extent Sellers receive a credit therefor under Section 1.8;

(i) operating systems and related assets that are used in the operation of multiple stations or other business units;

(j) the lease for Stations' studio site and all equipment located therein, other than any listed on Schedule 1.1(b), and any other assets used or held for use in the operation of any other radio station owned or operated by Sellers or an affiliate of Sellers, except for any such items that are specifically set forth as included in the Station Assets on the Schedules hereto; and

(k) any other assets that are not used primarily in the business and operations of the Stations and the assets listed on Schedule 1.2.

1.3   Assumption of Obligations. At Closing, Buyer shall assume and agree to pay, discharge and perform all liabilities, obligations, and commitments arising under the Station Contracts relating to the period after the Adjustment Time (collectively, the "Assumed Obligations").

1.4   Retained Liabilities. Except for the Assumed Obligations, Buyer does not assume and will not be deemed by execution and delivery of this Agreement or any agreement, instrument or document delivered pursuant to or in connection with this Agreement or otherwise by reason of the consummation of the transactions contemplated hereby, to have assumed, any other liabilities, obligations or commitments of Sellers of any kind, whether or not disclosed to Buyer, including, without limitation, any liability or obligation of Sellers under any contracts not included in the Station Contracts (the "Retained Liabilities").

1.5   Shared Contracts. Some of the Station Contracts may be used in the operation of stations in addition to the Stations (the "Shared Contracts"). Such Shared Contracts are designated as shared on Schedule 1.1 (d). The rights and obligations under such Shared Contracts shall be equitably allocated among stations, including the Stations, in accordance with the following allocation principles: (i) any allocation set forth in the Shared Contract shall control; (ii) if none, then any allocation previously made by Sellers in the ordinary course of Station operations shall control; (iii) if none, then the quantifiable proportionate benefit to be received by the parties after Closing shall control; and (iv) if not quantifiable, then reasonable accommodation shall control. Buyer shall cooperate with Sellers in such allocation, and the Station Contracts (and Assumed Obligations) will include only Buyer's allocated portion of the rights and obligations under such Shared Contracts (without need for further action and whether such allocation occurs before or after Closing). If designated by Sellers, such allocation will occur by termination of the Shared Contract and execution of new contracts.

1.6   Purchase Price. The purchase price to be paid for the Station Assets shall be the sum of Thirteen Million Five Hundred Thousand Dollars ($13,500,000), subject to adjustment pursuant to Sections 1.8 and 5.5 (the "Purchase Price"). The Purchase Price shall be paid at Closing in cash in immediately available funds as directed by Sellers.

1.7   Deposit and Liquidated Damages. Concurrent with the execution of this Agreement, Buyer is depositing the sum of Six Hundred Seventy-Five Thousand Dollars ($675,000) (the "Deposit") with Spectrum Media Group, LLC (the "Escrow Agent") pursuant to an Escrow Agreement (the "Escrow Agreement") of even date herewith among Buyer, Sellers and the Escrow Agent. At Closing, the Deposit shall be disbursed to Sellers and applied to the Purchase Price (and any interest accrued thereon shall be disbursed to Buyer). If this Agreement is terminated by Sellers pursuant to Section 10.1(c), then the Deposit shall be disbursed to Sellers as liquidated damages and shall be the sole and exclusive remedy of Sellers for a breach by Buyer of this Agreement. The parties acknowledge and agree that payment of such amount shall constitute payment of liquidated damages and is not a penalty and that the liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by material breach or default by Buyer under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder. If this Agreement is terminated for any other reason, the Deposit and any interest accrued thereon shall be disbursed to Buyer. The parties shall each instruct the Escrow Agent to disburse the Deposit and all interest accrued thereon to the party or parties entitled thereto and shall not, by any act or omission, delay or prevent any such disbursement. Any failure by Buyer to make the Deposit on the date hereof constitutes a material default as to which the Cure Period under Section 10.1 does not apply entitling Seller to immediately terminate this Agreement.

1.8   Prorations.

        (a)   The operation of the Stations and the income and operating expenses attributable thereto until 11:59 p.m. on the date preceding the day of Closing (the "Adjustment Time") shall be for the account of Sellers and thereafter for the account of Buyer, and income and expenses shall be prorated between Sellers and Buyer as of the Adjustment Time in accordance with generally accepted accounting principles, and the Purchase Price shall be adjusted accordingly.

        (b)   Such prorations shall include all property Taxes (except transfer Taxes as provided by Section 11.1), music and other license fees, FCC regulatory fees, utility expenses, rent and other liabilities and obligations under Station Contracts and similar prepaid and deferred items and all other expenses and obligations, such as deferred revenue and prepayments attributable to the ownership or holding of the Station Assets and Operation of the Stations that straddle the period before and after the Adjustment Time. Seller shall receive a credit for all of the Stations' deposits, bonds and prepaid expenses to the extent the benefit of the same is transferred to Buyer. Sales commissions related to the sale of advertisements broadcast on the Stations prior to Closing shall be the responsibility of Sellers, and sales commissions related to the sale of advertisements broadcast on the Stations after Closing shall be the responsibility of Buyer. There shall be no proration or adjustment for any imbalance in the value of rights and obligations under trade, barter or similar agreements for the sale of time for goods or services ("Trade Agreements"); provided, however, if the aggregate obligations under the Trade Agreements exceed $25,000 as of the Closing Date, then amounts in excess of $25,000 shall be prorated in accordance with Section 1.8(a). Prorations and adjustments shall be made at Closing to the extent practicable. Notwithstanding anything in this Section 1.8 to the contrary, there shall be no proration under this Section 1.8 for, and Seller shall remain solely liable for, any contracts or agreements not included in the Station Contracts.To the extent any prorations are not made at Closing, within ninety (90) days after the Closing, Buyer shall prepare and deliver to Sellers a proposed pro rata adjustment of income and expenses in the manner described in Section 1.8 and this Section 1.8 for the Station as of the Adjustment Time (the "Settlement Statement"), together with a schedule setting forth, in reasonable detail, the components thereof. During such 90-day period, Buyer and its representatives shall be provided reasonable access, upon reasonable advance notice and during normal business hours, to such books and records of Seller, and to employees of Seller and its independent auditors, if any, as Buyer may reasonably request in connection with its preparation of the Settlement Statement.

        (c)   During the 30-day period following the receipt of the Settlement Statement, Buyer shall provide Sellers and its representatives reasonable access, upon reasonable advance notice and during normal business hours, to such books and records of Buyer, and to employees of Buyer and its independent auditors, if any, as Sellers may reasonably request in connection with its review of the Settlement Statement.

        (d)   The Settlement Statement shall become final and binding upon the parties on the 30th day following delivery thereof to Sellers, unless Sellers give written notice of their disagreement with the Settlement Statement (the "Notice of Disagreement") to Buyer prior to such date. The Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. If a Notice of Disagreement is given to Buyer in the period specified, then the Settlement Statement (as revised in accordance with clause (i) or (ii) below) shall become final and binding upon the parties on the earlier of (i) the date Buyer and Sellers resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (ii) the date any disputed matters are finally resolved in writing by the Accounting Firm as provided herein.

        (e)   Within ten (10) Business Days after the Settlement Statement becomes final and binding upon the parties, (i) Buyer shall pay to Sellers the amount, if any, by which the prorated income allocated to Sellers exceeds the prorated expenses allocated to Sellers or (ii) Sellers shall pay to Buyer the amount, if any, by which the prorated expenses allocated to Sellers exceed the prorated income allocated to Sellers. All payments made pursuant to this Section 1.8(e) shall be made by wire transfer in immediately available funds to an account designated by the recipient party.

        (f)   Notwithstanding any statement in this section to the contrary, if Sellers deliver a Notice of Disagreement, Sellers or Buyer, as applicable, shall make a payment to the other party in immediately available funds of any undisputed amount within 10 Business Days of the receipt of the Notice of Disagreement.

        (g)   During the 30-day period following the delivery of a Notice of Disagreement to Buyer that complies with the preceding paragraphs, Buyer and Sellers shall seek in good faith to resolve in writing any differences they may have with respect to the matters specified in the Notice of Disagreement. During such period: (i) each of Buyer and Sellers, at their sole cost and expense, shall be permitted to review and make copies reasonably required of: (A) the financial statements of Sellers, in the case of Buyer, and Buyer, in the case of Sellers, relating to the Notice of Disagreement, (B) the working papers of Sellers, in the case of Buyer, and Buyer, in the case of Sellers, and the other Party's auditors, if any, relating to the Notice of Disagreement; and (C) the books and records, including any supporting schedules, analyses and documentation, of the other party relating to the prorations and adjustments subject to the Notice of Disagreement; and (ii) Sellers, in the case of Buyer, and Buyer, in the case of Sellers, shall provide reasonable access, upon reasonable advance notice and during normal business hours, to such employees of the other party as such party reasonably believes is necessary or desirable in connection with its review of the Notice of Disagreement.

        (h)   If, at the end of such 30-day period, Buyer and Sellers have not resolved their differences, Buyer and Sellers shall submit to the Accounting Firm for review and resolution any and all matters that remain in dispute and that were included in the Notice of Disagreement. Within thirty (30) days after selection of the Accounting Firm, Buyer and Sellers shall submit their respective positions to the Accounting Firm in writing, together with any other materials relied upon in support of their respective positions. Buyer and Sellers shall cooperate with each other and otherwise use commercially reasonable efforts to cause the Accounting Firm to render a decision resolving the matters in dispute within thirty (30) days following the submission of such materials to the Accounting Firm. The decision of the Accounting Firm shall be final and binding on each of the parties, and judgment upon the determination of the Accounting Firm may be entered in any court of competent jurisdiction. The fees and expenses of the Accounting Firm shall be divided equally between Sellers and Buyer. The fees and expenses (if any) of Buyer's independent auditors and attorneys incurred in connection with the review of the Notice of Disagreement shall be borne by Buyer, and the fees and expenses (if any) of Sellers' independent auditors and attorneys incurred in connection with their review of the Settlement Statement shall be borne by Sellers.

1.9   Allocation. After Closing, Buyer and Seller shall allocate the Purchase Price in accordance with the fair market values of the Station Assets and the goodwill being purchased and sold in accordance with the requirements of Section 1060 of the Code. The allocation shall be determined by mutual agreement of the parties. Buyer and Seller each further agrees to file its federal income tax returns and other tax returns reflecting such allocation as and when required under the Code.

1.10   Closing. Subject to Section 10.1 of this Agreement and expect as mutually agreed otherwise by Sellers and Buyer, the consummation of the sale and purchase of the Station Assets pursuant to this Agreement (the "Closing") shall take place (by electronic exchange of documents to be delivered at the Closing) on or before the date ten (10) business days after the date that the FCC Consent is initially granted provided that each of the conditions to Closing set forth in Articles 6 and 7 hereof (other than those requiring a delivery of a certificate or other document, or the taking of other action, at the Closing) has been satisfied or waived. The date on which the Closing is to occur is referred to herein as the "Closing Date."

1.11   FCC Consent. Within five (5) business days after the date of this Agreement, Buyer and Sellers shall file the FCC Application. FCC consent to the FCC Application without any material adverse conditions other than those of general applicability is referred to herein as the "FCC Consent." Sellers and Buyer shall diligently prosecute the FCC Application and otherwise use commercially reasonable efforts to obtain the FCC Consent as expeditiously as practicable, including the timely filing of oppositions to any Petition to Deny, informal objection or other objection to the FCC Application. Each party shall promptly provide the other with a copy of any pleading, order or other document served on it relating to the FCC Application, and shall furnish all information required by the FCC. Buyer and Sellers shall notify each other of all documents filed with or received from any Governmental Authority with respect to this Agreement or the transactions contemplated hereby. Buyer and Sellers shall furnish each other with such information and assistance as the other may reasonably request in connection with their preparation of any governmental filing hereunder and the processing of the FCC Application.

ARTICLE 2: SELLER'S REPRESENTATIONS AND WARRANTIES

Sellers represent and warrant to Buyer as follows:

2.1   Organization. Each of Sellers is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and, if required, is qualified to do business in each jurisdiction in which the Station Assets are located. Each of Sellers has the requisite power and authority to own and operate the Stations, to carry on the Stations' business as now conducted by them, and to execute, deliver and perform this Agreement and the documents to be made pursuant hereto.

2.2   Authorization.

(a)   The execution and delivery by Sellers of this Agreement and all of the other agreements, certificates and instruments to be executed and delivered by Sellers pursuant hereto or in connection with the transactions contemplated hereby (collectively, the "Seller Ancillary Agreements"), the performance by Sellers of their obligations hereunder and thereunder and the consummation by Sellers of the transactions contemplated hereby and thereby are within each Seller's company powers, and have been duly authorized and approved by all requisite company action on the part of each Seller (the "Seller Authorization").

(b)   This Agreement has been, and each Seller Ancillary Agreement will be, duly executed and delivered by Sellers. This Agreement (assuming due authorization, execution and delivery by Buyer) constitutes, and each Seller Ancillary Agreement (assuming due authorization, execution and delivery by Buyer where required) will constitute when executed and delivered by Sellers, the legal, valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

2.3   No Conflicts. The execution, delivery and performance by Sellers of this Agreement and the documents to be made pursuant hereto does not conflict with any organizational documents of either Seller or any law, judgment, order, or decree to which either Seller is subject, and does not require the consent, approval or authorization, or filing with, any third party or any court or governmental authority, except the FCC Consent, and except for counter-party consent to assign those Station Contracts designated on Schedule 1.1(d).

2.4   FCC Licenses. The applicable Seller entity holds the FCC Licenses listed on Schedule 1.1(a). The FCC Licenses constitute all of the authorizations required under the Communications Act of 1934, as amended (the "Communications Act"), or the rules, regulations and policies of the FCC (collectively, "Communications Laws") for the present operation of the Stations. The FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired. There is not pending or, to Seller's knowledge, threatened any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the FCC Licenses (other than proceedings relating to FCC rules of general applicability), and there is no order to show cause, notice of violation, notice of apparent liability, or notice of forfeiture pending or, to Seller's knowledge, threatened against Sellers with respect to the Stations or against the Stations by or before the FCC. The FCC Licenses are not subject to any conditions except for those conditions that appear on the face of the FCC Licenses, those conditions applicable to radio broadcast licenses generally or those conditions disclosed in Schedule 1.1(a). The Stations are operating in compliance in all material respects with the FCC Licenses and the Communications Laws. The FCC Licenses for the Stations have been issued or renewed for the full terms customarily issued to radio broadcast stations. All material reports and filings required to be filed with the FCC by Sellers with respect to the Stations have been timely filed. All such reports and filings are accurate and complete in all material respects. Except as set forth on Schedule 2.4, there are no applications pending before the FCC relating to the operation of the Stations.

2.5   Taxes. Sellers have filed all foreign, federal, state, county and local income, excise, property, sales, use, franchise and other tax returns and reports which are required to have been filed by them under applicable law in connection with the Stations' businesses, and have paid all Taxes which have become due pursuant to such returns or pursuant to any assessments which have become payable.

2.6   Personal Property. Schedule 1.1(b) contains a list of all material items of Tangible Personal Property included in the Station Assets. Except as set forth on Schedule 1.1(b), each material item of Tangible Personal Property is in operating condition and repair, ordinary wear and tear excepted.

2.7   Real Property. Schedule 1.1(c) includes a description of all leases, licenses or similar agreements under which Sellers are lessee or licensee of, or hold, use or operate, any real property included in the Station Assets (the "Real Property Leases"). The Real Property Leases provide sufficient access to the Stations' facilities without need to obtain any other access rights. To Seller's knowledge, no part of any Real Property is subject to any pending or threatened suit for condemnation or other taking by any public authority. All buildings and other improvements owned by Seller that are located on the Real Property are in operating condition and repair, ordinary wear and tear excepted, and to Sellers' knowledge comply in all material respects with applicable zoning, health and safety laws and codes. Seller has provided to Buyer prior to the date of this Agreement true and complete copies of all Real Estate Leases. To Sellers' knowledge, the Real Property include utilities and other services necessary for the operation of the Business of the Stations as currently operated.

2.8   Contracts. Schedule 1.1(d) contains a list of all contracts used in the operation of the Stations that are to be assumed by Buyer at Closing, other than contracts that do not exceed the limitations set forth in Section 4.1 and agreements for the sale of advertising time entered into in the ordinary course of business. Each of the Station Contracts (including without limitation each Real Property Lease) is in effect and is binding upon the applicable Seller and, to Sellers' knowledge, the other parties thereto (subject to bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors' rights generally). The applicable Seller has performed its obligations under each of the Station Contracts in all material respects, and is not in default in any material respect thereunder, and no event has occurred and is continuing that constitutes or, with notice or the passage of time or both, would (a) constitute a default, violation or breach by Seller in any material respect thereunder, or (b) to Seller's knowledge, constitute a default, violation or breach by any other party in any material respect thereunder. True and correct copies of each Station Contract (including each Real Property Lease), together with all amendments thereto, have been delivered to Buyer by Sellers.

2.9   Environmental. As used herein, (i) the term "Environmental Laws" means any and all state, federal, and local statutes, regulations and ordinances relating to the protection of human health and the environment, (ii) the term "Hazardous Material" means any hazardous or toxic substance, material, or waste including, without limitation, those substances, materials, pollutants, contaminants and wastes listed in the United States Department of Transportation Hazardous Materials Table (49 C.F.R. § 172.101) or by the United States Environmental Protection Agency as hazardous substances (40 C.F.R. Part 302 and amendments thereto), petroleum products (as defined in Title I to the Resource Conservation and Recovery Act, 42 U.S.C. § 6991-6991(i)) and their derivatives, and such other substances, materials, pollutants, contaminants and wastes as become regulated or subject to cleanup authority under any Environmental Laws. To Sellers' knowledge, no Hazardous Material has been generated, stored, transported or released by Sellers on, in, from or to the Real Property in violation of Environmental Laws. To Seller's knowledge, Sellers are in compliance in all material respects with all Environmental Laws applicable to the Stations.

2.10   Intangible Property. Except as otherwise set forth on Schedule 2.10, the Intangible Property includes all material intellectual and intangible property that is owned or licensed by Sellers and used in the operations of the Stations. Sellers have all right, title and interest in and to the Intangible Property. Sellers have received no written notice of any claim that any material Intangible Property or the use thereof conflicts with, or infringes upon, any rights of any third party (and to Sellers' knowledge, there is no basis for any such claim of conflict).

2.11   Station Assets. Except for the Excluded Assets, the Station Assets constitute all the assets that are owned or leased by Sellers and used or held for use in the business or operation of the Stations in all material respects as currently operated. Sellers have good and marketable title to the Station Assets, free and clear of Liens, except for Permitted Liens. At Closing, Sellers will transfer to Buyer good and marketable title to the Station Assets, free and clear of Liens, except for Permitted Liens.

2.12   Compliance with Law. Sellers have complied in all material respects with all laws, regulations, rules, writs, injunctions, ordinances, franchises, decrees or orders of any court or of any foreign, federal, state, municipal or other governmental authority which are applicable to the Stations or the Station Assets. There is no action, suit or proceeding pending or, to Sellers' knowledge, threatened against Sellers in respect of the Stations or the Station Assets that will subject Buyer to liability or which will affect Sellers' ability to perform its obligations under this Agreement. To Sellers' knowledge, there are no claims or investigations pending or threatened against Sellers in respect of the Stations or the Station Assets.

2.13   No Finder. Except Michael Bergner (the "Broker"), one half of whose fee will be paid by Sellers, no broker, finder or other person is entitled to a commission, brokerage fee or other similar payment in connection with this Agreement or the transactions contemplated hereby as a result of any agreement or action of Sellers or any party acting on Sellers' behalf.

2.14   Employees. Sellers are in compliance in all material respects with all labor and employment Laws applicable to the operation of the Stations. With respect to the Stations, there is no unfair labor practice charge or complaint, or equal employment opportunity complaint, pending or, to Seller's knowledge, threatened, before any governmental authority. There is no collective bargaining or similar agreement with respect to any of the employees at the Stations, and to Sellers' knowledge no union represents or claims to represent, or is attempting to organize, such employees.

2.15   Financial Information. The financial information attached hereto as Schedule 2.15 has been prepared from the books and records of Sellers and fairly presents in all material respects the revenues, operating expenses and broadcast cash flow of the Stations for the historical periods reflected therein. Between January 1, 2019 and the date of this Agreement, the Stations have been operated in all material respects in the ordinary course of business consistent with past practices and there has been no material change in the financial condition or the results of operations of the Stations.

2.16   Insurance. Sellers maintain insurance policies or other arrangements with respect to the Stations and the Station Assets consistent with its practices for other stations, and will maintain such policies or arrangements until the Adjustment Time. Sellers have not received notice from any issuer of any such policies of its intention to cancel, terminate or refuse to renew any such insurance policy.

ARTICLE 3: BUYER REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Sellers as follows:

3.1   <u>Organization</u>. Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is qualified to do business in each jurisdiction in which the Station Assets are located. Buyer has the requisite power and authority to execute, deliver and perform this Agreement and the documents to be made pursuant hereto.

3.2   <u>Authority</u>. The execution, delivery and performance of this Agreement and the documents to be made pursuant hereto have been duly authorized and approved by all necessary action of Buyer (the <u>Buyer Authorization</u>") and do not require any further authorization or consent of Buyer. This Agreement and the documents to be made pursuant hereto ("<u>Buyer Ancillary Agreements</u>") are legal, valid and binding agreements of Buyer enforceable in accordance with their respective terms, except in each case as such enforceability may be limited by bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors' rights generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3   <u>No Conflicts</u>. The execution, delivery and performance by Buyer of this Agreement and the documents to be made pursuant hereto does not conflict with any organizational documents of Buyer or any law, judgment, order, or decree to which Buyer is subject, and does not require the consent, approval or authorization, or filing with, any third party or any court or governmental authority, except the FCC Consent.

3.4   <u>Qualification</u>. Buyer is legally, financially and technically qualified to hold the FCC Licenses under the Communications Laws as they exist on the date of this Agreement. There are no matters relating to Buyer (but not Sellers nor any affiliate thereof) that would reasonably be expected to materially delay obtaining the FCC Consent. There are no facts that would, under the Communications Laws disqualify Buyer as an assignee of the FCC Licenses or as the owner or holder of the other Station Assets or the operator of the Stations. No waiver of or exemption from any FCC rule or policy is necessary for the FCC Consent to be obtained.

3.5   <u>Litigation</u>. There is no action, suit or proceeding pending or, to Buyer's knowledge, threatened against Buyer which challenges or seeks to prevent, enjoin or delay materially the transactions contemplated by this Agreement.

3.6   <u>No Finder</u>. Except the Broker, one half of whose fee will be paid by Buyer, no broker, finder or other person is entitled to a commission, brokerage fee or other similar payment in connection with this Agreement or the transactions contemplated hereby as a result of any agreement or action of Buyer or any party acting on Buyer's behalf.

ARTICLE 4: SELLER COVENANTS

4.1   Covenants. From the date hereof until Closing, except as permitted by this Agreement or with the prior written consent of Buyer, which shall not be unreasonably withheld, delayed or conditioned, Sellers shall

(a)   operate the Stations in the ordinary course of business and keep their books and accounts, records and files in the ordinary course, and use commercially reasonable efforts to preserve the business and goodwill of the Stations;

(b)   operate the Stations in accordance in all material respects with the terms of the FCC Licenses and in compliance in all material respects with the FCC Licenses, Communications Laws and all other applicable Laws, and maintain the FCC Licenses in full force and effect and not modify any of the FCC Licenses;

(c)   keep all material Tangible Personal Property and Real Property in operating condition (ordinary wear and tear excepted) and repair and maintain adequate and usual supplies, spare parts and other materials relating to the Station Assets as have been customarily maintained in the past, and otherwise preserve intact the Station Assets in all material respects and maintain in effect insurance policies consistent with past practice with respect to the Stations and the Station Assets;

(d)   at the request of Buyer, upon reasonable notice, from time to time give Buyer access during normal business hours to all Station Assets, and provide Buyer all other information, including, without limitation, financial information, concerning the Station Assets as Buyer may reasonably request, provided that such access rights shall not be exercised in a manner that interferes with the operation of the Stations or the Station Assets;

(e)   not, sell, lease, or otherwise dispose of any Station Assets except for non-material dispositions in the ordinary course of business of items which are replaced by assets of comparable or superior kind, condition and value;

(f)   cause all Liens on the Station Assets, other than Permitted Liens (or, if mutually agreed to by the parties in writing with respect to each Lien, Liens subject to a proration adjustment at Closing), to be released in full at or prior to Closing;

(g)   not terminate, amend, rescind or waive any material rights under any Station Contract, and not be in material default under any Station Contract;

(h)   not enter into any new contracts or agreements in connection with the operation of the Stations other than ordinary course cash time sales agreements and any other agreements entered into in the ordinary course of business that obligate Buyer to pay no more than $30,000 in the aggregate under such agreements over the 12-month period following Closing;

(i)   notify Buyer promptly: (A) if any of the Stations is off the air for a continuous period of 12 hours or more or (B) if any of the Station's normal broadcast transmissions are materially impaired for a continuous period of more than 24 hours;

(j)   make all capital expenditures with respect to the Stations in the ordinary course in accordance with past practices;

(k)   not materially increase the commercial load on the Stations;

(l)   not enter into, or extend or renew, any Trade Agreement, or other agreements for the sale of advertising time other than for cash consideration, that will impose obligations on Buyer following Closing and use commercially reasonable efforts to have all existing trade and barter agreements concluded prior to Closing;

(m)   not, except in the ordinary course of business and consistent with past practice, increase the compensation or benefits payable to any Station employee, or enter into any employment, labor or union agreement or plan (or amendments of any such existing agreements or plan) that will be binding upon Buyer after Closing, or make or commit to make any payment for severance or bonus to any employee of the Station that will be binding upon Buyer after Closing;

(n)   pay accounts payable in the ordinary course of business consistent with past practices; and

(o)   (A) not take, agree or commit to take any action that would make any representation or warranty of Sellers hereunder inaccurate at, or as of any time prior to the Closing Date, or (B) use commercially reasonable efforts not to omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from becoming inaccurate at any such time.

ARTICLE 5: JOINT COVENANTS

5.1   Confidentiality. Subject to the requirements of applicable law, all non-public information regarding the parties and their business and properties that is disclosed in connection with the negotiation, preparation or performance of this Agreement (including without limitation all financial information provided by Sellers to Buyer) shall be confidential and shall not be disclosed to any other person or entity, except on a confidential basis to the parties' attorneys, accountants, investment bankers, investors and lenders, and their respective attorneys for the purpose of consummating the transaction contemplated by this Agreement.

5.2   Announcements. Prior to Closing, no party shall, without the prior written consent of the other, issue any press release or make any other public announcement concerning the transactions contemplated by this Agreement, except to the extent that such party is so obligated by law, in which case such party shall give advance notice to the other, except to the extent that such party is so obligated by law, or the rules of any stock exchange on which the securities of any party or its direct or indirect parent entity are listed in which case such party shall give advance notice to the other, and except as necessary to enforce rights under or in connection with this Agreement. Notwithstanding the foregoing, the parties acknowledge that this Agreement and the terms hereof will be filed with the FCC Application and thereby become public.

5.3   Control. Consistent with FCC rules, control, supervision and direction of the operation of the Stations prior to Closing shall remain the responsibility of Sellers as the holder of the FCC Licenses.

5.4   Consents and Estoppel Certificates. Sellers and Buyer shall use commercially reasonable efforts to obtain the consents noted on Schedule 1.1(d) hereto, but no such consents are conditions to Closing unless specifically identified as such on Schedule 1.1(d) (the "Required Consents"). To the extent that any Station Contract may not be assigned without the consent of any third party, and such consent is not obtained prior to Closing, this Agreement and any assignment executed at Closing pursuant hereto shall not constitute an assignment thereof, but to the extent permitted by Law shall constitute an equitable assignment by Sellers and assumption by Buyer of Sellers' rights and obligations under the applicable Station Contract, with Sellers making available to Buyer the benefits thereof and Buyer performing the obligations thereunder on Sellers' behalf. Sellers and Buyer shall use commercially reasonable efforts to obtain customary written estoppel certificates duly executed by the lessors under the Real Property Leases (the "Estoppel Certificates"), but no Estoppel Certificates are conditions to Closing.

5.5   Risk of Loss.

        (a)   Sellers shall bear the risk of loss of or damage to any of the Station Assets at all times until the Adjustment Time, and Buyer shall bear the risk of such loss or damage thereafter.

        (b)   If prior to the Adjustment Time any material item of Tangible Personal Property is damaged or destroyed or otherwise not in the condition described in Section 2.6 in any material respect, then:

                (i)   Sellers shall use commercially reasonable efforts to repair or replace such item in all material respects in the ordinary course of business; and

                (ii)   if such repair or replacement is not completed prior to Closing, then the parties shall proceed to Closing (with Sellers' representations and warranties deemed modified to take into account any such condition) and the Purchase Price shall be reduced by the reasonably estimated cost to complete repairs (as Buyer's sole remedy), except that if such damage or destruction materially disrupts operations of a Station or prevents the Station from operating in material compliance with any FCC License or the Communications Laws, then Buyer may postpone Closing until the date five (5) business days after operations are restored in all material respects so that the Stations are operating in such compliance in all material respects, subject to Section 10.1.

        (c)   If prior to Closing WDMK is off the air or operating at a power level that results in a material reduction in coverage (a "Broadcast Interruption"), then Sellers shall use commercially reasonable efforts to return it to the air and restore prior coverage as promptly as possible in the ordinary course of business. Notwithstanding anything herein to the contrary, if prior to Closing there is a Broadcast Interruption in excess of 24 hours, then Buyer may postpone Closing until the date five (5) business days after WDMK returns to the air and prior coverage is restored in all material respects, subject to Section 10.1.

5.6   Employees.

        (a)   Buyer may (but is not obligated to) offer post-Closing employment to any of the Stations' employees listed on Schedule 5.6 on terms and conditions determined by Buyer, in its sole discretion and this Section 5.6 (any Station employee who is not listed on Schedule 5.6 shall be referred to herein as a "Retained Employee"). With respect to each such Station employee, no more than ten (10) days prior to Closing, Buyer shall notify Seller in writing whether or not it will offer employment to such employee upon Closing. With respect to each such employee who accepts Buyer's offer of employment ("Transferred Employees"), Sellers shall be responsible for all compensation and benefits arising prior to Closing (in accordance with Sellers' employment terms) and Buyer shall be responsible for all compensation and benefits arising after Closing (in accordance with Buyer's employment terms). Subject to the requirements of Buyer's policies regarding vacation and sick leave, Buyer shall grant credit to each Transferred Employee for all unused vacation and sick leave accrued as of Closing as an employee of Sellers, and Buyer shall assume and discharge Sellers' obligation to provide such leave to such employees, provided that Seller pays to Buyer at Closing in accordance with Section 1.8 an amount equal to the value of the accrued and unused vacation and sick leave for all Transferred Employees.

        (b)   Except for the obligations set forth above with respect to unused vacation and sick leave, Buyer does not assume any of Sellers' employee obligations (including any severance obligations), all of which are Retained Liabilities and not Assumed Obligations. Notwithstanding anything in this Agreement to the contrary, if any of the employment agreements included in the Station Contracts include any deferred compensation or profit sharing or transfer of control or similar provisions, then such obligations shall be Retained Liabilities and not Assumed Obligations.

        (c)   Buyer shall permit Transferred Employees (and their spouses and dependents) to participate in its "employee welfare benefit plans" (including without limitation health insurance plans) and "employee pension benefit plans" (as defined in ERISA) in which similarly situated employees are generally eligible to participate, with coverage effective immediately upon Closing (and without exclusion from coverage on account of any pre-existing condition) to the extent permitted under Buyer's employee welfare benefit plans. For purposes of any length of service requirements, waiting periods, vesting periods or differential benefits based on length of service in any such employee welfare benefit plans (including any severance plans or policies) and defined contribution plans for which an employee may be eligible after the Closing Date, Buyer shall ensure, to the extent permitted by applicable law (including ERISA and the Code) and such employee welfare benefit plans, that service with Sellers (or any predecessor thereto) shall be deemed to have been service with Buyer; provided, however, that Buyer shall not be required to credit any service to the extent that doing so would result in duplication of benefits.

        (d)   Buyer shall also permit each Transferred Employee who participates in Sellers' 401(k) plan to elect to make direct rollovers of their account balances into Buyer's 401(k) plan as soon as administratively feasible after Closing, including the direct rollover of any outstanding loan balances such that they will continue to make payments under the terms of such loans under Buyer's 401(k) plan, subject to compliance with applicable law and subject to the reasonable requirements of Buyer's 401(k) plan.

        (e)   From the date hereof until the date twelve (12) months after the date of Closing, Seller shall not, and shall cause its Affiliates to not, solicit, hire or attempt to hire for employment any Transferred Employee without the prior written consent of the Buyer, except with respect to any such employee who has been involuntarily terminated by Buyer. Nothing in this Section 5.6(e) shall limit or modify any non-compete agreement to which any Transferred Employee or any Retained Employee is party.

        (f)   The terms of this Agreement are solely for the benefit of (and may be enforced only by) the parties hereto and their respective successors and permitted assigns. Without limiting the foregoing, nothing in this Agreement gives any rights to any employee, and no employee may enforce any provision of this Agreement against any of the parties hereto.

5.7   Accounts Receivable. For a period of ninety (90) days after Closing (the "Collection Period"), Buyer shall, without charge to Sellers, use commercially reasonable efforts to collect the A/R related to the Stations in the ordinary course of business and shall apply all amounts collected from the Stations' account debtors first to the Accounts receivable that is specified by the customer on the payment (if any), and next, to the oldest account first, unless the advertiser disputes in good faith in writing an older account and designates the payment to a newer account. Any amounts relating to the A/R that are paid directly to Sellers shall be retained by Sellers. Buyer shall not discount, adjust or otherwise compromise any A/R and Buyer shall refer any disputed A/R to Sellers. Within ten calendar days after the end of each month, Buyer shall deliver to Sellers a report showing A/R collections for the prior month and Buyer shall make a payment, without offset, to Sellers equal to the amount of all such collections. In the event that Sellers receive payment directly from an advertiser for any advertising or other services sold by Buyer after the Adjustment Time, Sellers shall deliver the amount of such payment to Buyer. At the end of the Collection Period, any remaining A/R shall be returned to Sellers for collection. Buyer shall be under no obligation to commence litigation or legal action to effect collection. Following the expiration of the Collection Period, Buyer shall have no further obligations under this Section 5.7 except to promptly pay to Sellers any amounts subsequently paid to Buyer with respect to any A/R.

5.8   No Solicitation. From the date hereof, until the earlier of the Closing or the termination of this Agreement, Sellers and its Affiliates will not, directly or indirectly, encourage, solicit, or engage in discussions or negotiations with, or provide any information to, any Person (other than Buyer and its representatives) concerning any sale or disposition of any of the Station Assets, including the FCC Licenses.

5.9   Holdover at Studio Site. Sellers' lease for the studio used by the Stations (the "Studio Lease") expires January 31, 2020, after which the Studio Lease provides for the possibility of month to month extensions if Sellers pay 150% of the rent amount payable prior to expiration. In the event that Closing has not occurred by January 31, 2020 primarily due to an objection or petition to the FCC Application having been filed (a "Closing Delay") and Sellers are required to extend the Studio Lease and pay the additional 50% rent required under the Studio Lease (the "Holdover Rent"), Sellers and Buyer agree to pay the Holdover Rent as follows: (a) if the Closing Delay is due to allegations that are primarily against Sellers, then Sellers shall pay the Holdover Rent; (b) if the Closing Delay is due to allegations that are primarily against Buyer, then Buyer shall pay the Holdover Rent; and (c) if the Closing Delay is due to allegations that are against both Sellers and Buyer, then Sellers and Buyer shall each pay one-half of the Holdover Rent.

ARTICLE 6: SELLER CLOSING CONDITIONS

The obligation of Sellers to consummate the Closing is subject to satisfaction of the following conditions at or prior to Closing:

6.1   Bringdown; Covenants. The representations and warranties of Buyer made in this Agreement shall be true and correct in all material respects as of Closing as though made on and as of the Closing Date (unless made as of specific date) . Except for changes permitted or contemplated by the terms of this Agreement, Buyer shall have performed the obligations and agreements to be performed by it under this Agreement at or prior to Closing in all material respects. Sellers shall have received a certificate dated as of Closing from Buyer (executed by an authorized officer) to the effect that the conditions set forth in this section have been satisfied (the "Buyer Bringdown Certificate").

6.2   Proceedings. Neither Sellers nor Buyer shall be subject to any court or governmental order or injunction restraining or prohibiting the consummation of the transactions contemplated hereby.

6.3   FCC Consent. The FCC Consent shall have been granted and shall be in full force and effect and shall contain no provisions materially adverse to Sellers.

6.4   Deliveries. Buyer shall have made or stand willing and be able to make the deliveries required under Section 8.2.

ARTICLE 7: BUYER CLOSING CONDITIONS

The obligation of Buyer to consummate the Closing is subject to satisfaction of the following conditions at or prior to the Closing:

7.1   Bringdown; Covenants. The representations and warranties of Sellers made in this Agreement shall be true and correct in all material respects as of Closing. Except for changes permitted or contemplated by the terms of this Agreement, Sellers shall have performed the obligations to be performed by them under this Agreement at or prior to Closing in all material respects. Buyer shall have received a certificate dated as of Closing from Sellers (executed by an authorized officer) to the effect that the conditions set forth in this section have been satisfied (the "Seller Bringdown Certificate").

7.2   Proceedings. Neither Sellers nor Buyer shall be subject to any court or governmental order or injunction restraining or prohibiting the consummation of the transactions contemplated hereby.

7.3   FCC Consent. The FCC Consent shall have been granted and be in full force and effect and shall contain no provision materially adverse to Buyer or the Stations.

7.4   Deliveries. Sellers shall have made or stand willing and able to make the deliveries required in Section 8.1.

ARTICLE 8: CLOSING DELIVERIES

8.1   <u>Sellers Deliveries</u>. At Closing, Sellers shall deliver or cause to be delivered to Buyer:

        (a)   a certified copy of the Seller Authorization;

        (b)   the Seller Bringdown Certificate;

        (c)   an Assignment of FCC Licenses assigning the FCC Licenses to Beasley Licenses;

        (d)   an Assignment and Assumption of Contracts assigning the Station Contracts to Buyer;

        (e)   an Assignment and Assumption of Leases assigning the Real Property Leases to Buyer;

        (f)   domain name transfers assigning the Stations' domain names included in the Intangible Property (if any) to Buyer following customary procedures of the domain name administrator;

        (g)   endorsed vehicle titles conveying the vehicles included in the Tangible Personal Property (if any) to Buyer;

        (h)   a bill of sale conveying all Station Assets to Buyer;

        (i)   any other documents and instruments of conveyance, assignment and transfer that may be reasonably necessary to convey, transfer and assign the Station Assets to Buyer, free and clear of Liens, except for Permitted Encumbrances, including, without limitation, fully executed Lien releases executed by the applicable Lien holder and termination statements on Form UCC-3, or amendment statements on Form UCC-3, or other appropriate releases, which when filed or delivered will release and satisfy any and all Liens other than Permitted Liens, together with proper authority to file such termination statements or amendment statements or other releases at and following the Closing; and

        (j)   the Required Consents and any Estoppel Certificates and other contract consents obtained by Seller.

8.2   <u>Buyer Deliveries</u>. At the Closing, Buyer shall deliver to Sellers:

        (a)   the Purchase Price in accordance with the terms of this Agreement;

        (b)   a certified copy of the Buyer Authorization;

        (c)   the Buyer Bringdown Certificate;

        (d)   an Assignment and Assumption of Contracts assuming the obligations arising after Closing under the Station Contracts;

        (e)   an Assignment and Assumption of Leases assuming the obligations arising after Closing under the Real Property Leases;

        (f)   domain name transfers assuming the Stations' domain names included in the Intangible Property (if any) following customary procedures of the domain name administrator; and

        (g)   any other documents and instruments of assumption that may be reasonably necessary to assume the Assumed Obligations.

ARTICLE 9: SURVIVAL AND INDEMNIFICATION

9.1   Survival. The representations and warranties in this Agreement shall survive Closing for a period of twelve (12) months from the Closing Date whereupon they shall expire and be of no further force or effect, except (i) for those representations and warranties (a) under Section 2.5 (Taxes), which shall survive until the expiration of any applicable statute of limitations, (b) under Section 2.13 and Section 3.6 (No Finder), each of which shall survive indefinitely, (c) under Section 2.7 (Tangible Personal Property) relating to title shall survive until the expiration of any applicable statute of limitations and (ii) that if within such applicable period the indemnified party gives the indemnifying party written notice of a claim for breach thereof describing in reasonable detail the nature and basis of such claim, then such claim shall survive until the earlier of resolution of such claim or expiration of the applicable statute of limitations. The covenants and agreements contained in this Agreement shall survive the Closing, except to the extent such covenants and agreements contemplate performance after Closing, in which case such covenants and agreements shall survive until performed.

9.2   Indemnification.

(a)   Subject to Section 9.2(b), from and after the Adjustment Time, Sellers shall defend, indemnify and hold harmless Buyer and its Affiliates and their respective employees, officers and directions (collectively, the "Buyer Indemnified Parties") from and against any and all losses, costs, damages, liabilities and expenses, including reasonable attorneys' fees and expenses ("Damages") incurred by Buyer arising out of or resulting from:

(i)   any breach by any Seller of any of its representations or warranties contained in this Agreement any Seller Ancillary Agreement or any certificate or document delivered pursuant to this Agreement;

(ii)   any breach or nonfulfillment of any agreement or covenant of any Seller under the terms of this Agreement, any Seller Ancillary Agreement or any certificate or document delivered pursuant to this Agreement;

(iii)   the Excluded Assets and/or the Retained Liabilities; or

(iv)   without limiting the foregoing, the business or operation of the Stations prior to Closing (including any third-party claim arising from such operations).

(b)   Notwithstanding the foregoing or anything else herein to the contrary, after Closing, (i) Seller shall have no liability to Buyer or any of the Buyer Indemnified Parties under clause (i) of Section 9.2(a) except to the extent the aggregate Damages for all Buyer Indemnified Parties exceed $250,000, and (ii) the maximum aggregate liability of Seller under clause (i) of Section 9.2(a) shall be an amount equal to $2,500,000.

(c)   From and after Closing, Buyer shall defend, indemnify and hold harmless Sellers, its Affiliates and their respective employees, officers, directors, members, managers, shareholders and agents (collectively, the "Sellers Indemnified Parties") from and against any and all Damages incurred by Sellers arising out of or resulting from:

(i)   any breach by Buyer of any of its representations or warranties contained in this Agreement, any Buyer Ancillary Agreement or any other certificate or document delivered pursuant hereto or thereto;

(ii)   any breach or nonfulfillment of any agreement or covenant of Buyer under the terms of this Agreement, any Buyer Ancillary Agreement or any certificate or document delivered pursuant to this Agreement; or

(iii)   the Assumed Obligations; or

(iv)   without limiting the foregoing, the business or operation of the Stations after Closing (including any third-party claim arising from such operations).

(d)   Notwithstanding the foregoing or anything else herein to the contrary, after Closing, (i) Buyer shall have no liability to Sellers or any Sellers Indemnified Party under clause (i) of Section 9.2(c) except to the extent Seller's aggregate Damages exceed $250,000, and (ii) the maximum aggregate liability of Buyer under clause (i) of Section 9.2(c) shall be an amount equal to $2,500,000.

9.3   Procedures.

(a)   The indemnified party shall give prompt written notice to the indemnifying party of any demand, suit, claim or assertion of liability by a third party that is subject to indemnification hereunder (a "Claim"), but a failure to give such notice or delaying such notice shall not affect the indemnified party's rights or the indemnifying party's obligations, except to the extent the indemnifying party's ability to remedy, contest, defend or settle with respect to such Claim is thereby prejudiced and provided that such notice is given within the time period described in Section 9.1.

(b)   The indemnifying party shall have the right to undertake the defense or opposition to such Claim with counsel reasonably satisfactory to the parties. In the event that the indemnifying party does not undertake such defense or opposition in a timely manner, the indemnified party may undertake the defense, opposition, compromise or settlement of such Claim with counsel selected by it at the indemnifying party's cost (subject to the right of the indemnifying party to assume defense of or opposition to such Claim at any time prior to settlement, compromise or final determination thereof).

(c)   Notwithstanding anything herein to the contrary:

(i)   the indemnified party shall have the right, at its own cost and expense, to participate in the defense, opposition, compromise or settlement of any Claim, and shall have the right to consult with the indemnifying party and its counsel concerning any Claim, and the indemnifying party and the indemnified party shall cooperate in good faith with respect to any Claim;

(ii)   the indemnifying party shall not, without the indemnified party's written consent, settle or compromise any Claim or consent to entry of any judgment which does not include a release of the indemnified party from all liability in respect of such Claim; and

(iii)   in the event that the indemnifying party undertakes defense of or opposition to any Claim, the indemnified party, by counsel or other representative of its own choosing and at its sole cost and expense, shall have the right to consult with the indemnifying party and its counsel concerning such Claim and the indemnifying party and the indemnified party and their respective counsel shall cooperate in good faith with respect to such Claim.

(iv)   neither party shall have any liability to the other under any circumstances for special, indirect, consequential, punitive or exemplary damages or lost profits or similar damages of any kind, whether or not foreseeable.

9.4   Sole Remedy.   After the Closing, and except with respect to common law fraud, the right to indemnification under this Article 9 shall be the exclusive remedy of either party in connection with any breach or default by the other party under this Agreement, any Buyer Ancillary Agreement or any Seller Ancillary Agreement; provided, that nothing in this Section 9.4 shall limit a party's right to seek equitable relief in connection with the non-performance of any agreement or covenant contained in this Agreement, any Buyer Ancillary Agreement or Seller Ancillary Agreement that contemplates performance after the Closing provided that a party that seeks and is granted equitable relief in accordance with this Section 9.4 shall not have any right to seek indemnification for the matter for which it seeks equitable relief.

ARTICLE 10: TERMINATION AND REMEDIES

10.1   Termination. This Agreement may be terminated prior to Closing as follows:

(a)   by mutual written consent of Buyer and Sellers;

(b)   by written notice of Buyer to Sellers if any Seller does not perform the obligations to be performed by it under this Agreement on the Closing Date, or otherwise breaches in any material respect any of its representations or warranties or defaults in any material respect in the performance of any of its covenants or agreements contained in this Agreement, and such breach, default or nonperformance is not cured within the Cure Period;

(c)   by written notice of Sellers to Buyer if Buyer does not perform the obligations to be performed by it under this Agreement on the Closing Date, or otherwise breaches in any material respect any of its representations or warranties or defaults in any material respect in the performance of any of its covenants or agreements contained in this Agreement, and such breach, default or nonperformance is not cured within the Cure Period; provided, however, that the Cure Period shall not apply to Buyer's obligations to make the Deposit on the date hereof and to pay the Purchase Price at Closing;

(d)   by written notice of Buyer to Sellers, or by Sellers to Buyer, if the FCC denies or designates for hearing the FCC Application; or

(e)   by written notice of Buyer to Sellers, or by Sellers to Buyer, if the Closing does not occur by May 31, 2020.

10.2   Cure Period. Each party shall give the other party prompt written notice upon learning of any breach or default by the other party under this Agreement. The term "Cure Period" as used herein means a period commencing the date Buyer or Sellers receives from the other written notice of breach or default hereunder and continuing until the earlier of (i) thirty (30) calendar days thereafter or (ii) the Closing Date determined under Section 1.8; provided, however, that if the breach or default is non-monetary and cannot reasonably be cured within such period but can be cured before the Closing Date determined under Section 1.8, and if diligent efforts to cure promptly commence, then the Cure Period shall continue as long as such diligent efforts to cure continue, but not beyond the Closing Date determined under Section 1.8.

10.3   Effect of Termination. Termination of this Agreement shall not relieve any party of any liability for breach or default under this Agreement prior to the date of termination. Notwithstanding anything contained herein to the contrary, Sections 1.6 (Deposit and Liquidated Damages), 5.1 (Confidentiality), 5.2 (Announcements), and 11.1 (Expenses) shall survive any termination of this Agreement.

10.4   Specific Performance. In the event of breach or threatened breach by Sellers to comply with the terms of this Agreement, Buyer shall be entitled to an injunction restraining any such breach or threatened breach and, subject to obtaining any necessary FCC consent, to enforcement of this Agreement by a decree of specific performance requiring compliance with this Agreement. The parties acknowledge that the Stations are a unique property as to which an adequate remedy at law may not exist. Sellers waive any requirement that Buyer post a bond or other security in connection with pursuing equitable or injunctive relief under this Agreement. As a condition to seeking specific performance of Seller's obligation to consummate the assignment of the Station Assets to Buyer, Buyer shall not be required to have tendered the Purchase Price, but shall be ready, willing and able to do so.

ARTICLE 11: MISCELLANEOUS.

11.1   Expenses. Each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement, except that the fee of the Broker, the fee of the Escrow Agent and the filing fee for the FCC Application shall be shared equally by Buyer and Sellers, and any other governmental taxes, fees and charges applicable to the transfer of the Station Assets under this Agreement shall be paid by Buyer; provided that Buyer shall not be responsible for any income taxes incurred by Sellers as a result of the sale of the Station Assets.

11.2   Further Assurances. Subject to the terms and conditions of this Agreement, Sellers and Buyer shall take all actions reasonably necessary or appropriate to consummate the transactions contemplated by this Agreement as soon as possible. After Closing, each party hereto shall execute all such instruments and take all such actions as any other party may reasonably request, without payment of further consideration, to effectuate the transactions contemplated by this Agreement, including without limitation the execution and delivery of confirmatory and other transfer documents in addition to those to be delivered at Closing.

11.3   Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. No party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other party hereto. No assignment shall relieve any party of any obligation or liability under this Agreement.

11.4   Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing, addressed or delivered to the parties at the following addresses, facsimile numbers and electronic mail addresses, as the same may be changed in accordance with the provisions of this Section:

if to Buyer, then to:	Beasley Media Group, LLC 3033 Riviera Drive, Suite 200 Naples, FL 34103 Attention: Caroline Beasley Facsimile: 239-434-8950 Email: caroline@bbgi.com
with a copy (which shall not: constitute notice) to:	Beasley Media Group, LLC 3011 Riviera Drive, Suite 200 Naples, FL 34103 Attention: General Counsel Facsimile: 239-434-8950 Email: Joyce@bbgi.com And Lerman Senter, PLLC 2001 L Street NW Suite 400 Attention: Sally A. Buckman Facsimile: 202-293-7783 Email: sbuckman@lermansenter.com
if to Sellers, then to:	Urban One, Inc. Radio One of Detroit, LLC 1010 Wayne Avenue, 14th Floor Silver Spring, MD 20910 Attention: Karen Wishart, CAO Facsimile: 301-628-5578
with a copy (which shall not constitute notice) to:	Edinger Associates PLLC 1725 I Street, N.W., Suite 300 Washington, DC 20006 Attention: Brook Edinger Facsimile: (202) 747-1691

Any such notice, demand or request shall be deemed to have been duly delivered and received (a) on the date of personal delivery, (b) on the date of transmission, if sent by facsimile and received prior to 5:00 p.m. in the place of receipt (but only if receipt is confirmed in a document), (c) on the date of a signed receipt (unless the recipient refuses to provide a signature), if sent by an overnight delivery service, or (d) on the date of transmission, if sent by email (provided that a hard copy is also sent via personal delivery).

11.5   Severability. If any court or governmental authority holds any provision in this Agreement invalid, illegal or unenforceable under any applicable law or if the FCC informally advises the parties that any provision of this Agreement is invalid, illegal or unenforceable under the Communications Laws, the parties shall promptly amend this Agreement to eliminate the invalid, illegal or unenforceable provision so as to effectuate their original intent as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated to the greatest extent possible without any material adverse effect upon either party. In the absence of any amendment, this Agreement shall be construed with the invalid, illegal or unenforceable term or provision deleted so long as such construction does not deprive either party of the benefits of this Agreement in any material respect.

11.6   Miscellaneous. No amendment or waiver of compliance with any provision hereof or consent pursuant to this Agreement shall be effective unless in a writing signed by the party against whom enforcement of such amendment, waiver, or consent is sought. This Agreement (including the Schedules hereto) constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect to the subject matter hereof. No party makes any representation or warranty with respect to the transactions contemplated by this Agreement except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Sellers make no representation or warranty to Buyer with respect to any projections, budgets or other estimates of the Stations' revenues, expenses or results of operations made available to Buyer with respect to the Stations. Nothing in this Agreement expressed or implied is intended or shall be construed to give any rights to any person or entity other than the parties hereto and their respective successors and permitted assigns. This Agreement may be executed in counterparts, each of which will be deemed an original and both of which together will constitute one and the same instrument. Facsimile or other electronically-delivered copies of signature pages to this Agreement, any Buyer Ancillary Agreement, any Seller Ancillary Agreement or any other document or instrument delivered pursuant to this Agreement shall be treated as between the parties as original signatures for all purposes.

11.7   Governing Law and Venue. The construction and performance of this Agreement shall be governed by the laws of the State of Delaware without giving effect to the choice of law provisions thereof. The exclusive forum for the resolution of any disputes arising hereunder shall be the federal or state courts located in Delaware, and each party (for itself, its successors and assigns, and the Seller Indemnified Parties and the Buyer Indemnified Parties, as the case may be) irrevocably waives the reference of an inconvenient forum to the maintenance of any such action or proceeding. EACH OF BUYER AND SELLERS (FOR ITSELF, ITS SUCCESSORS AND ASSIGNS, AND THE SELLER INDEMNIFIED PARTIES AND THE BUYER INDEMNIFIED PARTIES, AS THE CASE MAY BE) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION BEFORE ANY FEDERAL OR STATE COURT RELATING IN ANY WAY TO THIS AGREEMENT, INCLUDING ANY COUNTERCLAIM MADE IN SUCH ACTION, AND AGREE THAT ANY SUCH ACTION SHALL BE DECIDED SOLELY BY A JUDGE. Buyer and Sellers hereby acknowledge that they have each been represented by counsel in the negotiation, execution and delivery of this Agreement and that their lawyers have fully explained the meaning of the Agreement, including in particular the jury-trial waiver.

11.8   Sellers Obligations. All representations and warranties and obligations of Sellers under this Agreement shall be joint and several as between each Person constituting Sellers.

ARTICLE 12: DEFINITIONS

12.1   Defined Terms. Unless otherwise stated in this Agreement, the following terms when used herein shall have the meanings assigned to them below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"A/R" shall have the meaning set forth in Section 1.2(e).

"Accounting Firm" means (a) an independent certified public accounting firm in the United States of national recognition (other than a firm that then serves as the independent auditor for Sellers, Buyer or any of their respective Affiliates) mutually acceptable to Sellers and Buyer or (b) if Sellers and Buyer are unable to agree upon such a firm, then the independent auditors for Sellers and Buyer shall mutually agree upon a third independent certified public accounting firm, in which event, "Accounting Firm" shall mean such third firm.

"Action" means any claim, action, suit, arbitration, inquiry, investigation or other proceeding by or before any Governmental Authority, including any court.

"Adjustment Time" shall have the meaning set forth in Section 1.8(a).

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

"Agreement" means this Asset Purchase Agreement, including the exhibits and schedules hereto.

"Assumed Obligations" shall have the meaning set forth in Section 1.3.

"Broadcast Interruption" shall have the meaning set forth in Section 5.5(c).

"Business Day" whether or not capitalized, means every day of the week excluding Saturdays, Sundays and federal holidays.

"Buyer" shall have the meaning set forth in the Preamble to this Agreement.

"Buyer Authorization" shall have the meaning set forth in Section 3.2.

"Buyer Ancillary Agreement" shall have the meaning set forth in Section 3.2.

"Buyer Indemnified Parties" shall have the meaning set forth in Section 9.2(a).

"Claim" shall have the meaning set forth in Section 9.3.

"Closing" shall have the meaning set forth in Section 1.10.

"Closing Date" shall have the meaning set forth in Section 1.10.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collection Period" shall have the meaning set forth in Section 5.7.

"Communications Laws" shall have the meaning set forth in Section 3.4.

"Cure Period" shall have the meaning set forth in Section 10.2.

"Damages" shall have the meaning set forth in Section 9.2(a)

"Deposit" shall have the meaning set forth in Section 1.7.

"Environmental Laws" shall have the meaning set forth in Section 2.9.

"Escrow Agent" shall have the meaning set forth in Section 1.7.

"Escrow Agreement" shall have the meaning set forth in Section 1.7.

"Estoppel Certificate" shall have the meaning set forth in Section 5.4.

"Excluded Assets" shall have the meaning set forth in Section 1.2.

"FCC" shall have the meaning set forth in the Recitals to this Agreement.

"FCC Application" means the application(s) that Sellers and Buyer must file with the FCC requesting its consent to the assignment of the FCC Licenses.

"FCC Consent" shall have the meaning set forth in Section 1.10.

"FCC Licenses" shall have the meaning set forth in Section 1.1(a).

"GAAP" means United States generally accepted accounting principles as in effect as of the date hereof, consistently applied.

"Governmental Authority" means any federal, state, local or foreign government, or any part thereof exercising executive, legislative, regulatory or judicial functions.

"Hazardous Materials" shall have the meaning set forth in Section 2.9.

"Intangible Property" shall have the meaning set forth in Section 1.1(e).

"Law" means any United States (federal, state, local) or foreign statute, law, code or ordinance, or any regulation, rule, code, order, judgment, injunction, decree, decision, or policy of any Governmental Authority (including courts).

"Lien" shall have the meaning set forth in Section 1.1.

"Material Station Contract" shall mean those Station Contracts which are identified as Material Station Contracts on Schedule 1.1(c).

"Notice of Disagreement" shall have the meaning set forth in Section 1.7(e).

"Permitted Liens shall have the meaning set forth in Section 1.1.

"Person" means any natural person, general or limited partnership, corporation, limited liability company, firm, association, trust or other legal entity or organization, including a Governmental Authority or part thereof.

"Purchase Price" shall have the meaning set forth in Section 1.5.

"Real Property" shall have the meaning set forth in Section 1.1(c).

"Retained Liabilities" shall have the meaning set forth in Section 1.4.

"Seller" shall have the meaning set forth in the Preamble to this Agreement.

"Seller Ancillary Agreements" shall have the meaning set forth in Section 2.2.

"Seller Bringdown Certificate" shall have the meaning set forth in Section 7.1.

"Seller Indemnified Parties" shall have the meaning set forth in Section 9.2(c).

"Settlement Statement" shall have the meaning set forth in Section 1.8(c).

"Stations" shall have the meaning set forth in the Recitals to this Agreement.

"Station Assets" shall have the meaning set forth in Section 1.1.

"Station Contracts" shall have the meaning set forth in Section 1.1(d).

"Tangible Personal Property" shall have the meaning set forth in Section 1.1(b).

"Tax" or "Taxes" means all federal, state, local or foreign income, excise, gross receipts, ad valorem, sales, use, employment, franchise, profits, gains, property, transfer, use, payroll, intangible or other taxes, fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax authority with respect thereto.

"To Buyer's knowledge" or any variant thereof means the actual present knowledge of Caroline Beasley, Mike Cooney, and Joyce Fitch.

"To Seller's knowledge," or any variant thereof, means the actual present knowledge of Alfred Liggins, Peter Thompson, David Kantor, Karen Wishart and Station Manager.

"Trade Agreements" shall have the meaning set forth in Section 1.8(b).

"Transferred Employees" shall have the meaning set forth in Section 5.6(a).

"Transfer Taxes" means all excise, sales, use, value added, registration stamp, recording, documentary, franchise, property, transfer and similar Taxes, levies, charges and fees.

12.2   Terms Generally. The term "or" is disjunctive; the term "and" is conjunctive. The term "shall" is mandatory; the term "may" is permissive. Masculine terms apply to females and feminine terms apply to males. The use of the plural form shall include the singular, and *vice versa*, as the context requires. The term "include," "includes" or "including" is by way of example and not limitation.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first set forth above.

BUYER: BEASLEY MEDIA GROUP, LLC

By: _____________________________
Name:
Title:

BEASLEY MEDIA GROUP LICENSES, LLC

By: _____________________________
Name:
Title:

SELLERS: URBAN ONE, INC.

By: _____________________________
Name:
Title:

RADIO ONE OF DETROIT, LLC

By: _____________________________
Name:
Title:

SCHEDULE 1.1(A)

FCC Licenses

Station	FCC ID	Community	ASR	Auxiliary
WDMK(FM)	4597	Detroit, MI	1002474 (leased) 1007154[1] (leased)	WHA837
W228CJ	148674	Detroit, MI	1003429 (leased)	None
W252BX	148665	Detroit, MI	None	None
W260CB	93456	Detroit, MI	1001506 (leased)	None

---

[1] ASR 1007154 is for the auxiliary tower.

Tangible Personal Property

See attached. If any equipment on the attachment to Schedule 1.1(b) is used by WGPR it will not be assigned to Beasley at Closing. It will be assigned to Beasley when (i) Urban One no longer operates WGPR, and (ii) if Urban One does not have to rebuild WGPR at another studio for the licensee (the "Rebuild"). If any equipment that it not assigned to Beasley at Closing is used by WDMK, Urban One will allow Beasley to lease such equipment (at no cost) until it is assigned to Beasley or used for the Rebuild.

Vehicles
2004 Tahoe
2003 E250
2010 Suburban (VIN 1418)
2010 Suburban (VIN 1978)
2015 Tahoe (VIN 1775)
2015 Tahoe (VIN 9569)

BMI Shares applicable to the Stations, to the extent allocated to the Stations.

Real Property

Leases:

Antenna Site License Agreement, dated September 20, 2010, as amended on April 4, 2018 between American Towers LLC and Bell Broadcasting Company (W260CB).*

Standard Lease Agreement, dated March 11, 2005, between Midwest Tower Partners, LLC and Radio One, Inc. (WDMK).*

Site Access Agreement, dated August 2, 2018, between Broadcast Services, Inc. and Bell Broadcasting Company, LLC (W252BX).*

License Agreement, dated December 14, 2018, between ATC Watertown LLC and Bell Broadcasting Company (W228CJ).*

* requires consent to assign

Included in the Station Assets are a shared auxiliary antenna, transmitter, and related equipment that are used as a backup for the Station's main station transmission facilities (the "Aux Equipment"). The Aux Equipment is installed on the tower used by WDKL(FM), which is licensed to Educational Media Foundation (the "WDKL Tower"), and the Aux Equipment is shared by the Station and WDKL. However, there is no documentation of this arrangement. At Closing Seller shall assign to Buyer the rights that it has for use of the WDKL Tower and the Aux Equipment.

Station Contracts

Programming Agreements:

Rickey Smiley Morning Show (new agreement to be entered into at Closing commencing on January 1, 2020 for a term of three years).

Rickey Smiley Weekend Jump Off (new agreement to be entered into at Closing commencing on January 1, 2020 for a term of three years).#

Agreement for DL Hughley Afternoon Show dated August 26, 2013 between Reach Media, Inc. and Bell Broadcasting Company (to be amended at Closing to extend the term for three years after Closing).

Agreement for Get Up! Mornings with Erica Campbell dated May 16, 2016 between Reach Media, Inc. and Bell Broadcasting Company (to be amended at Closing to extend the term for three years after Closing).

Agreement for Willie Moore, Jr Afternoon Show dated July 21, 2018 between Reach Media, Inc. and Radio One (to be amended at Closing to extend the term for three years after Closing).

Agreement for Nightly Spirit with Darlene McCoy dated July 22, 2016 between Reach Media, Inc. and Radio One, Inc. (to be amended at Closing to extend the term for three years after Closing).

Agreement for Spirit Top 15 Weekend Show with Darlene McCoy dated June 6, 2013 between Reach Media, Inc. and Bell Broadcasting Company (to be amended at Closing to extend the term for three years after Closing).

Agreement Praise Mixdown dated August 3, 2016 between Reach Media, Inc. and Radio One (to be amended at Closing to extend the term for three years after Closing).

Agreement for Tom Joyner Morning Show dated April 2, 2018 between Reach Media, Inc. and Bell Broadcasting Company, LLC (to be amended at Closing to change the expiration of the contract to December 31, 2019).#

#Buyer shall determine prior to Closing whether (i) with respect to the Rickey Smiley Weekend Jump Off, whether such agreement shall be entered into, and (ii) with respect to Tom Joyner Morning Show, whether Buyer will air the weekend programming of such show.

Other Contracts:

Canon IRC5235 Equipment Order with UBT*

* requires consent to assign.

Shared Contracts:

Nielsen

Music Licensing/Performance Rights Agreements

Other:

Tower Leases: See Schedule 1.1C.

Required Consents: WDMK's main antenna tower space lease and tower space lease for each FM translator.

The Station Contracts listed on Schedule 1.1(d) do not constitute all of the contracts used in the operation of the Stations. In the event that Sellers identify additional contracts, including shared contracts, used in the operation of the Stations, it will notify Buyer thereof and provide Buyer with a copy thereof or, if unavailable, a summary of the material terms of any such contract (each such contract, an "Additional Contract"). Each Additional Contract shall be deemed a Station Contract, and assumed by Buyer at closing, if Buyer elects to assume such Additional Contract. If an Additional Contract is deemed to be a Station Contract in accordance with the previous sentence and is also used in the operation of stations in addition to the Stations, then it shall be a Shared Contract and shall be treated as set forth in Section 1.5 of the Agreement. Any contract used in the operation of the Stations that is not a Station Contract shall be deemed an Excluded Asset.

SCHEDULE 1.1(E)

Intangible Property

1. Ownership rights and interest, including intellectual property rights in and to the Website of the Station (the "Station Website"), together with certain other rights associated with the Station Website including Content, Station Marks, User Information, Station Technology, but excluding Third Party Content, Seller's Proprietary Technology and Third Party Technology each as detailed in subsections 1.a-1.h below:

a. "Content" means that content specifically created for the Station Website owned by the Seller and published specifically by the Station Website, and excludes Seller's cross posted content, multimedia files and content used and published generally by Seller's digital properties and not specifically for the Station Website and further excludes all third-party licensed content, YouTube and other embedded content ("Third Party Content").

b. "Seller's Proprietary Technology" means the custom word press Theme built for Seller's digital business operations and digital properties including the media cloud, video everywhere, video suggestion algorithm, cross posting, listen live and the code that gives the Seller the ability to customize the Seller's websites, together with custom plug-ins, underlying software, tools, scripts, programming code, subroutines, architecture, hardware, third party software, code, multimedia files, program applications and functionality not specifically developed for the Station Website but created generally for Seller's digital properties, and excluding Third Party Technology.

c. "Station Marks" means Station trademarks, services marks, and other distinctive brand features and indicia.

d. "Station Technology" means the technology used to operate the Station Website, excluding Proprietary Technology and Third-Party Technology.

e. "Third Party Content" means the content that is incorporated, published and publicly displayed on or through the Station Website, but is not owned by Seller and instead is licensed from third parties, including third-party licensed music, images, video, multimedia files, text content, and YouTube and other embedded content. Subject to Seller's contractual ability to do so free of charge, Seller agrees to provide Third Party Content to Buyer.

f. "Third Party Technology" means the technology that is used in the operation and maintenance of the Station Website but is licensed from third parties and open source code. Subject to Seller's contractual ability to do so on a station specific basis and Buyer's election to have the agreements to such Third Party Technology assigned to Buyer for use with the Station, Seller agrees to assign the Third Party Technology to Buyer solely for use with the Station Website, provided that Buyer agrees to be responsible for costs associated with Buyer's use of such technology and Buyer agrees to comply with the terms of the assigned agreements.

g. "User Information" means Station Website specific user information, including but not limited to, usernames and passwords, email lists, Instagram, YouTube, Twitter and Facebook logins, hashtags and passwords

h. Website" means collectively the Website and mobile i-Phone and Android versions of the Websites, developed for the Station Website and carrying the brand/ indicia of the Station.

2. Existing mobile applications (native and smart phone), all Content and Station Technology related thereto and all app store developer key/account/credentials for all mobile apps.

3. Existing Smart Speaker Skills, all Content and Station Technology related thereto.

https://www.amazon.com/Radio-One-105-9-KissFM/dp/B078SWQ155/ref=sr_1_2?keywords=105.9+kiss&qid=1560018719&s=digital-skills&sr=1-2

https://www.amazon.com/Radio-One-Detroit-Praise-Network/dp/B07GJNP24Z/ref=sr_1_1?keywords=the+praise+network&qid=1560018887&s=digital-skills&sr=1-1

3. Domain Names
Kissdetroit.com
detroitpraisenetwork.com
hothiphopdetroit.com

4. Existing social media pages and all hashtags, Content and branding related thereto, including, without limitation:

- https://www.facebook.com/PraiseDetroit/
- https://twitter.com/PraiseDetroit
- https://www.facebook.com/1059KISSFM/
- https://twitter.com/1059KISS
- https://www.instagram.com/1059KISS/

5. Trademarks (including design where applicable):

Registered 105.9 KISS-FM Michigan Reg. No. 801946915

Unregistered

The Real Sound of the D

WDMK

Detroit Praise Network

Detroit Praise Network Prayer Wall

Motor City Prays

Detroit's Best R&B

1059 KISS-FM Block Party

Women's Empowerment Expo

6. All Station-related social media accounts of Transferred Employees.

7. To the extent assignable, Google Analytics information and accounts, including Google Ads Manager information, account, and access.

8. Getty Contract or stock images.

SCHEDULE 1.2

Excluded Assets

1. All obligations with respect to outstanding loans to Transferred Employees.

2. Katz Agreement

SCHEDULE 2.15

Financial Statements

Monthly Operating Statements 2017-2019 (as provided in data room).

Monthly Balance Sheets 2017-2019 (as provided in data room)

SCHEDULE 5.6

Station Employees to Whom
Employment Offers May be Made by Buyer;

URBAN ONE ENTERS INTO DEFINITIVE AGREEMENT TO SELL WDMK-FM DETROIT AND THREE TRANSLATORS FOR $13.5 MILLION TO BEASLEY BROADCAST GROUP

Deal Maintains Urban One Presence in Detroit Market Through its REACH Media Syndicated Programming

SILVER SPRING, MD. – JUNE 10, 2019 – Urban One, Inc. (Nasdaq: UONEK; UONE) today announced it has signed a definitive agreement to sell its Detroit, Michigan radio station, WDMK-FM and three translators W228CJ, W252BX, and W260CB for $13.5 million to Beasley Broadcast Group, Inc. (Nasdaq: BBGI). Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The deal is subject to Federal Communications Commission ("FCC") approval and other customary closing conditions.

Urban One has had a presence in the Detroit market since 1998. Urban One CEO Alfred Liggins stated, "We want to thank the incredibly talented and dedicated staff for their contribution to a remarkable era in Detroit for Urban One. We are thrilled that Beasley has agreed to continue airing our syndicated programming, including *The Tom Joyner Morning Show, D.L. Hugley Afternoon Show, Get Up! Mornings with Erica Campbell and The Willie Moore, Jr. Afternoon Show,* allowing Urban One to continue serving the Detroit community of listeners."

Urban One will continue to operate WGPR-FM under its current Local Marketing Agreement until the end of the year.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns TV One, LLC (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. CLEO TV (mycleo.tv), a lifestyle and entertainment network targeting Millennial and Gen X women of color that launched in January 2019, is fully owned by TV One, LLC, a brand of Urban One, Inc. As one of the nation's largest radio broadcasting companies, Urban One currently owns and/or operates 59 broadcast stations (including HD stations we operate) branded under the tradename "Radio One" in 15 urban markets in the United States. Through its controlling interest in Reach Media, Inc. (blackamericaweb.com), the Company also operates syndicated programming including the Tom Joyner Morning Show, the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show. In addition to its radio and television broadcast assets, Urban One owns iOne Digital (ionedigital.com), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

SOURCE Urban One, Inc.
Peter D. Thompson, +1-301-429-4638